                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities and Exchange Act of 1934

                          For the month of July, 2001

                                 OPENTV CORP.
                (Translation of registrant's name into English)

                        Commission File No. 001-15473

                           401 East Middlefield Road
                        Mountain View, California 94043
                                (650) 429-5500
                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X          Form 40-F _____
                                -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                       Yes                      No    X
                                                     ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.
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                       REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF JULY, 2001

      OPENTV CORP. COMPLETES ACQUISITION OF STATIC 2358 HOLDINGS LIMITED

As previously disclosed on its Report on Form 6-K filed with the Securities and Exchange Commission on June 20, 2001, OpenTV Corp., a British Virgin Islands corporation ("OpenTV"), on June 13, 2001 entered into a Principal Share Purchase Agreement (the "Principal Share Purchase Agreement") with the principal shareholders of Static 2358 Holdings Limited ("Static"), and a Non-Principal Share Purchase Agreement (the "Non-Principal Share Purchase Agreement" and together with the Principal Share Purchase Agreement, the "Share Purchase Agreements") with the other shareholders and certain optionholders of Static.

The transactions contemplated by the Share Purchase Agreements were completed on July 2, 2001. Static's shareholders and optionholders are receiving an aggregate of 2,719,048 OpenTV Class A Ordinary Shares and approximately US$13.105 million in cash in connection with completion of the acquisition. The cash component includes approximately US$1.104 million in termination payments being made to certain senior Static personnel who are being terminated in connection with the transaction and excludes certain taxes being withheld in respect of payments made to Static optionholders in exchange for the surrender of their Static options.

In addition, pursuant to certain earn-out provisions contained in the Principal Share Purchase Agreement, the principal shareholders of Static may receive additional consideration of up to 626,872 OpenTV Class A Ordinary Shares and approximately US$3.675 million in the aggregate in the event Static meets certain performance criteria during the quarterly periods ending September 30, 2001 and December 31, 2001.

In connection with the completion of the acquisition, OpenTV Corp. entered into a Registration Rights Agreement dated July 2, 2001 with the Static shareholders and optionholders receiving OpenTV Class A Ordinary Shares pursuant to the Share Purchase Agreements (the "Registration Rights Agreement").

Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Share Purchase Agreements (which include the final Schedules 1A and 1B prepared immediately prior to completion of the acquisition), the Registration Rights Agreement and a press release announcing the transaction.

The following exhibits are filed as part of this report on Form 6-K:

No.                                       Document
---                                       --------
4.1       Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein, and Paul Bustin. (A portion of Schedule 1C to this Agreement has been omitted pursuant to
          Section 601(b)(2) of Regulation S-K and will be provided to the
          Securities and Exchange Commission upon request.)

4.2 Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp. and certain shareholders and optionholders of Static named therein.

4.3       Registration Rights Agreement dated as of July 2, 2001 by and among
          OpenTV Corp. and the Investors named therein.

10.1      Press Release dated July 2, 2001.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              OPENTV CORP.
                              (Registrant)



Date:  July 6, 2001           By:  /s/ Scott H. Ray
                                   ----------------
                              Name:    Scott H. Ray
                              Title:   Executive Vice President and Chief
                                       Financial Officer

                                       3

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                                 EXHIBIT INDEX


No.                                   Document                                             Page
---                                   --------                                             ----
4.1            Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein, and Paul
               Bustin. (A portion of Schedule 1C to this Agreement has been omitted pursuant to Section 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.)

4.2 Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp. and certain shareholders and optionholders of Static named therein.

4.3 Registration Rights Agreement dated as of July 2, 2001 by and among OpenTV Corp. and the Investors named therein.

10.1           Press Release dated June 13, 2001.